ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Cashfund Inc.		87118111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 17, 2012	December 15, 2011 to December 15, 2012	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	UBS Multi-Asset Income Fund, a series of:
The UBS Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

UBS CHICAGO AND NEW YORK FUND CLUSTERS
(CERTAIN REGISTERED INVESTMENT COMPANIES
ADVISED OR MANAGED BY
UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.)

AGREEMENT BY AND AMONG
JOINTLY INSURED PARTIES

     THIS AGREEMENT is made effective as of December 15, 2011, as amended as of April 17, 2012 (to reflect the addition of another entity), by and among the following registered investment companies, which are referred to herein individually as a “Fund” and collectively as the “Funds” or the “insured parties”: UBS CASHFUND INC.; UBS MANAGED MUNICIPAL TRUST, a series fund consisting of UBS RMA California Municipal Money Fund and UBS RMA New York Municipal Money Fund; UBS MASTER SERIES, INC., a series fund consisting of UBS Money Market Fund; UBS RMA MONEY FUND INC., a series fund consisting of UBS Retirement Money Fund, UBS RMA Money Market Portfolio and UBS RMA U.S. Government Portfolio; UBS RMA TAX-FREE FUND INC.; STRATEGIC GLOBAL INCOME FUND, INC.; GLOBAL HIGH INCOME FUND INC.; PACE® SELECT ADVISORS TRUST, a series fund consisting of PACE Money Market Investments, PACE Government Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments, PACE Municipal Fixed Income Investments, PACE International Fixed Income Investments, PACE Large Co Value Equity Investments, PACE Large Co Growth Equity Investments, PACE Small/Medium Co Value Equity Investments, PACE Small/Medium Co Growth Equity Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments, PACE Alternative Strategies Investments, PACE High Yield Investments and PACE Global Real Estate Securities Investments; UBS MUNICIPAL MONEY MARKET SERIES, a series fund consisting of UBS RMA New Jersey Municipal Money Fund; UBS INVESTMENT TRUST, a series fund consisting of UBS U.S. Allocation Fund; MANAGED HIGH YIELD PLUS FUND INC.; UBS MONEY SERIES, a series fund consisting of UBS Cash Reserves Fund, UBS Liquid Assets Fund, UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Select Tax-Free Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Select Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Select Tax-Free Investor Fund, UBS Select Prime Capital Fund, UBS Select Treasury Capital Fund, UBS Select Tax-Free Capital Fund; MASTER TRUST, a series fund consisting of Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund; SMA RELATIONSHIP TRUST, a series fund consisting of Series A, Series G, Series M, Series S and Series T; THE UBS FUNDS, a series fund consisting of UBS U.S. Large Cap Value Equity Fund (to be renamed UBS U.S. Equity Opportunity Fund), UBS U.S. Small Cap Equity Fund, UBS U.S. Small Cap Growth Fund, UBS U.S. Real Estate Equity Fund, UBS Emerging Markets Debt Fund, UBS Emerging Markets Equity Fund (to be renamed

UBS Emerging Markets Equity Small Cap Fund), UBS Global Allocation Fund, UBS Global Equity Fund, UBS Global Bond Fund, UBS Dynamic Alpha Fund, UBS Absolute Return Bond Fund, UBS U.S. Large Cap Equity Fund, UBS U.S. Large Cap Growth Fund, UBS Core Plus Bond Fund, UBS High Yield Fund, UBS International Equity Fund, UBS U.S. Equity Alpha Fund, UBS Global Frontier Fund, UBS Market Neutral Multi-Strategy Fund, UBS Fixed Income Opportunities Fund and UBS Multi-Asset Income Fund; UBS RELATIONSHIP FUNDS, a series fund consisting of UBS U.S. Securitized Mortgage Relationship Fund, UBS Core Bond Relationship Fund, UBS Global Corporate Bond Relationship Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund, UBS Global Securities Relationship Fund, UBS Small Cap Equity Relationship Fund, UBS High Yield Relationship Fund, UBS Emerging Markets Equity Relationship Fund, UBS Emerging Markets Debt Relationship Fund, UBS Cash Management Prime Relationship Fund, UBS U.S. Large Cap Equity Relationship Fund, UBS U.S. Large-Cap Value Equity Relationship Fund, UBS International Equity Relationship Fund, UBS Core Plus Bond Relationship Fund, UBS Short Duration Relationship Fund, UBS Enhanced Yield Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic High Yield Relationship Fund, UBS Credit Bond Relationship Fund, UBS U.S. Equity Alpha Relationship Fund, UBS Global Equity Relationship Fund, UBS U.S. Large Cap Growth Equity Relationship Fund, UBS Global (ex-US) Bond Relationship Fund, UBS Global (ex-US) All Cap Growth Relationship Fund; and UBS Opportunistic Loan Relationship Fund; and FORT DEARBORN INCOME SECURITIES, INC.

     WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the "Act");

     WHEREAS, the insured parties are named as insureds under a joint fidelity bond (the "Bond"); and

     WHEREAS, the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties;

     NOW, THEREFORE, it is agreed as follows:

     1.      In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other insured parties, each Fund shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

     2.      The obligations of a Fund under this Agreement are not binding upon any of the board members of a Fund or Fund shareholders individually, but are binding only with respect to the assets of that Fund.

     3.      The insured parties consent to having any other registered investment company for which UBS Global Asset Management (Americas) Inc. serves as manager, investment adviser or investment sub-adviser become a party to this Agreement.

     IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

UBS CASHFUND INC.

By:  /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MANAGED MUNICIPAL TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MASTER SERIES, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA MONEY FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA TAX-FREE FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

STRATEGIC GLOBAL INCOME FUND, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

INVESTMENT GRADE MUNICIPAL INCOME FUND INC.

By:  /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

GLOBAL HIGH INCOME FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

PACESM SELECT ADVISORS TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MUNICIPAL MONEY MARKET SERIES

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INVESTMENT TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MANAGED HIGH YIELD PLUS FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INDEX TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MONEY SERIES

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MASTER TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

SMA RELATIONSHIP TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

THE UBS FUNDS

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RELATIONSHIP FUNDS

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

FORT DEARBORN INCOME SECURITIES, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

CERTIFICATE OF THE ASSISTANT SECRETARY OF FORT DEARBORN INCOME SECURITIES, INC.
CERTIFYING RESOLUTIONS APPROVING THE JOINT FIDELITY BOND

THE UNDERSIGNED, the duly appointed Assistant Secretary of Fort Dearborn Income Securities, Inc., an Illinois corporation (the “Fund”), registered as a management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Fund (the “Board”), including a majority of the Directors who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”), on December 2, 2011 at a meeting of the Board:

WHEREAS,

each Board has considered all relevant factors relating to the participation of The UBS Funds, UBS Relationship Funds, SMA Relationship Trust and Fort Dearborn Income Securities, Inc. under a fidelity bond issued by ICI Mutual Insurance Company (“ICI Mutual”) in the amount of $70 million (the “Joint Fidelity Bond”), which Joint Fidelity Bond provides for joint coverage of each Fund, or each series of the Funds, as applicable, and other investment companies managed or advised by UBS Global Asset Management (Americas) Inc. (“UBS Global AM (Americas)”) (collectively, the “UBS Family Funds”), as joint insureds under the Joint Fidelity Bond, including but not limited to, the amount of coverage provided by the Joint Fidelity Bond and those factors set forth in Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (“1940 Act”); and

WHEREAS,

each Board, including the Independent Trustees/Directors, has concluded that it is consistent with the best interests of each Fund, and each series of the Funds, as applicable, to maintain the fidelity bond coverage required under the Rule, jointly with the UBS Family Funds; and

WHEREAS,

the Joint Fidelity Bond will provide adequate coverage for each Fund, or each series of the Funds, as applicable, taking into consideration all relevant factors, including the number of the parties to be named as insureds, their respective assets, the requirements of the Rule, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond and the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds, the extent to which the share of the premium allocated to a Fund, or a series of a Fund, as applicable, is less than the premium that each Fund, or each series of the Funds, as applicable, would have to pay if it had provided and maintained a single insured bond and the coverage provided under the Joint Fidelity Bond;

NOW, THEREFORE, BE IT

RESOLVED,

that Fidelity Bond No. 87118111B (the “Fidelity Bond” or “Bond”), issued by ICI Mutual, which Fidelity Bond provides for joint coverage for each Fund, and the series of the Funds, as applicable, and the UBS Family Funds, in the amount of $70 million, will provide adequate coverage for each Fund, and each series of the Funds, as applicable, and such Bond, including the portion of the premium to be paid by each Fund, or each series of the Funds, as applicable, is hereby approved by each Board, including the Independent Trustees/Directors, taking into consideration all relevant factors, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds and the extent to which the share of the premium for the Fidelity Bond allocated to each Fund, or each series of the Funds, as applicable, is less than the premium the Fund or series would have to pay if it provided and maintained a fidelity bond that covered only that Fund or series as the insured; and

FURTHER
RESOLVED,

that the Agreement By and Among Jointly Insured Parties by and among The UBS Funds, UBS Relationship Funds, SMA Relationship Trust, Fort Dearborn Income Securities, Inc. and the other covered persons under the Bond, relating to the division of proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of the Rule, and reflecting the provisions of said Bond, is hereby approved; and

FURTHER
RESOLVED,

that the appropriate officers of each Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and each Fund’s by-laws; and

FURTHER
RESOLVED,

that the Secretary of each Fund be, and such officer hereby is, designated as the officer to make filings with the U.S. Securities and Exchange Commission and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Fund this 16th day of May, 2012.

FORT DEARBORN INCOME SECURITIES, INC.

/s/ Keith A. Weller

Keith A. Weller
Assistant Secretary

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